UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Womble, James T.
   1 Information Way
   Little Rock, AR  72202

2. Issuer Name and Ticker or Trading Symbol
   Acxiom Corporation (ACXM)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   2/24/2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Client Services Leader

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                       2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                          action      action   or Disposed of (D)            Securities         Indirect
                                          Date        Code                                   Beneficially   D   Beneficial
                                          (Month/                                            Owned at       or  Ownership
                                          Day/Year)   Code V   Amount           D  Price     End of Month   I
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Common Stock, $.10 Par Value                                                                 35,702.6990    I  by Managed Account 1
Common Stock, $.10 Par Value                                                                 1,201,627.0000 D  Direct
Common Stock, $.10 Par Value (1)          02/21/03    M        44,364.0000 (2)  A  $3.1250                  I  by Managed Account 2
Common Stock, $.10 Par Value (1)          02/21/03    M        50,616.0000 (2)  A  $4.6875                  I  by Managed Account 2
Common Stock, $.10 Par Value (1)          02/21/03    M        113,448.0000(2)  A  $6.2500                  I  by Managed Account 2
Common Stock, $.10 Par Value (1)          02/21/03    F        71,707.0000      D  $15.1300  138,975.1825   I  by Managed Account 2

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $3.1250         02/21/03       M                          44,364.0000      (3)          02/22/03
(right to buy) (1)
Non-Qualified Stock Option     $4.6875         02/21/03       M                          50,616.0000      (3)          02/22/03
(right to buy) (1)
Non-Qualified Stock Option     $6.2500         02/21/03       M                          113,448.0000     (3)          02/22/03
(right to buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     02/21/03  Common Stock, $.10 Par Value   44,364.0000               0.0000        D   Direct
(right to buy) (1)
Non-Qualified Stock Option     02/21/03  Common Stock, $.10 Par Value   50,616.0000               0.0000        D   Direct
(right to buy) (1)
Non-Qualified Stock Option     02/21/03  Common Stock, $.10 Par Value   113,448.0000              0.0000        D   Direct
(right to buy) (1)

Explanation of Responses:

(1)
This option has a tandem tax withholding right.
(2)
In accordance with the provisions of the plan under which this stock option was granted, the reporting person has elected to defer the receipt of the gain shares represented by this option.  These shares will be held by the Company for future distribution to the reporting person under the Company's Non-Qualified Deferred Compensation Plan (a non-tax-conditioned supplemental retirement plan).
No rights of ownership shall inure to the reporting person until the deferred distribution date.
(3)
This option vests incrementally over a 9-year period beginning 2/23/93 and ending 2/23/2002.  Date of grant is 2/23/93.

SIGNATURE OF REPORTING PERSON

By: /s/ Catherine L. Hughes, Attorney-in-Fact
   -------------------------------------------
    For: James T. Womble

DATE: 02/24/03